Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
VIA EDGAR
June 30, 2008
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Unites States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Eli Lilly and Company
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-06351
Dear Mr. Reidler:
Eli Lilly and Company submits this response to your letter of May 21, 2008 commenting on our Form 10-K for the year ended December 31, 2007. For ease of reference, we have repeated your comments prior to our responses.
Comment:
Item 1. Business, page 1
1. Throughout the Form 10-K, you refer to various agreements or relationships with third parties that you discuss but have not included as material contracts or exhibits. In particular we note the following:
•	The collaborations with Quintiles Transnational Corp. and Boehringer Ingelheim GmbH for the promotion of Cymbalta. In that regard, we note that Cymbalta contributed more than $2 billion to your revenues in 2007.

•	Manufacturing relationships for your significant products. In that regard, we note that four of your significant products are manufactured by others: Actos by Takeda; ReoPro by Centocor; Xigris by Lonza Biologics and DSM, N.V.; and Byetta by third-party suppliers to Amylin, and that you have identified manufacturing difficulties as a material risk to your business on page 12.
Please note that Item 601(b)(10)(ii)(B) of Regulation S-K requires you to include as exhibits contracts that your business is substantially dependent upon. Please provide us with an analysis supporting your determination that your business is not substantially dependent on any of these agreements or relationships. To the extent that your business is substantially dependent on any of these agreements or relationships, please revise your discussion to disclose all material terms, including aggregate amounts paid/received to date, required annual payments and duration and termination provisions. Please also include the agreements as exhibits to the Form 10-K.
Response:
•	Cymbalta collaborations – Our business is not substantially dependent on either the Quintiles or Boehringer Ingelheim (BI) arrangements. We hold the worldwide intellectual property and marketing rights for Cymbalta. Under the two collaborations, Quintiles and BI fund a portion of the development expenses for Cymbalta and co-promote the product in their respective territories (Quintiles – United States; BI – major countries outside the United States other than Spain, Italy and Japan, and many smaller countries). Quintiles co-markets Cymbalta in Spain, Italy and Greece.

With respect to the development expenses, the amounts contributed by Quintiles and BI are not, and have not been, material to the company’s consolidated research and development expenses or cash flows. Further, at this stage in the development of the molecule, most of the shared development expenses have already been incurred.

With respect to the co-promotion and co-marketing arrangements, Quintiles and BI provide additional sales promotion of Cymbalta beyond that provided by Lilly’s employee sales force. Should either or both of these collaborations be unavailable, Lilly would either undertake the necessary sales activities with its own sales forces, enter into alternative relationships with one or more other pharmaceutical companies or contract sales organizations, or a combination of the two. We believe there is sufficient capacity within Lilly’s employee sales force and in the external market to absorb the work within our existing sales force, hire additional resources directly, or contract for these services at a cost that would not be materially adverse to Lilly’s consolidated results of operations.

In light of these considerations, we do not believe that our business is substantially dependent on the arrangements with Quintiles or BI, nor do we believe that they are material to our business in a financial or operational sense. Therefore a description of the material terms of the agreements and the filing of the contracts as exhibits are not required by Regulation S-K.

•	Actos, ReoPro, Xigris and Byetta manufacturing arrangements – None of these products is material to Lilly’s business, with each contributing between slightly less than one percent and slightly less than two percent of consolidated net sales; therefore, Lilly’s business is not substantially dependent on any of these arrangements. In the event one of these suppliers was unable to provide product, we generally have sufficient inventory available to supply the market until an alternative source of supply can be implemented. In addition, Actos, ReoPro and Xigris are declining in sales, and we will not identify them as “significant” products in our 2008 Form 10-K.
Comment:
2. Throughout the Form 10-K, you also refer to various licensing arrangements. For any licensing arrangement that is material to your business, please describe all the material terms in the Form 10-K, including payment provisions, the existence of royalty obligations, aggregate milestones, usage restrictions, exclusivity provisions, obligations/rights to defend, other rights obtained and obligations that must be met to keep the license in place, duration and termination provisions. Please also include the agreements as exhibits to the Form 10-K.
Response:
Patent protection of pharmaceutical products is critical to success in the research-based pharmaceutical industry. Accordingly, license agreements are very much part of the ordinary course of business in the industry. In considering the materiality of license agreements for inclusion in our Form 10-K business description as well as the applicability of the exhibit requirements under Item 601(b)(10)(ii)(B), we consider factors including:
•	The stage of development of the compound or product

•	Its current or anticipated contribution to consolidated sales and net income

•	The amounts payable as royalties under the agreement

•	Our rights under the license agreement, including but not limited to our rights in the event of termination of the license agreement

•	The circumstances under which the license agreement can be terminated without our consent

•	The impact to our business (including freedom to market the product and cost impact) in the event the license were not available (for example, because the agreement is terminated or breached).
Generally, we categorize patent licenses into two categories:
•	“But for” licenses – these are licenses to patents that are essential to our ability to sell the product and maintain market exclusivity. These are typically patents covering the compound or the sole approved use for the product.

•	All other licenses – these are typically licenses to patents covering manufacturing processes, formulations, or enabling technology, which do not guarantee market exclusivity because it is possible to engineer alternative processes or formulations that do not infringe the patents. By definition, the exhibit requirements under Item 601(b)(10)(ii)(B) to not apply to licenses in this category.

Most of our important products were discovered in our own laboratories and are not subject to significant license agreements. Two of our larger products, Cialis and Alimta, are subject to “but for” patent assignments or licenses. However, neither of the agreements is subject to the exhibit filing requirement under Item 601(b)(10)(ii)(B) because our business is not substantially dependent on either product. Cialis contributed approximately 6.1% of the company’s consolidated net sales in 2007. The compound patent for Cialis is subject to a collaboration agreement with Glaxo SmithKline which assigns to us all rights in the compound. The agreement calls for royalties of a single-digit percentage of net sales. The agreement is not subject to termination by Glaxo for any reason other than a material breach by Lilly of the royalty obligation, after a substantial cure period. This royalty obligation is very small in relation to our cash flows; thus, we believe the likelihood of termination of the assignment before patent expiry is remote.
Alimta contributed approximately 4.6% of consolidated net sales in 2007. The compound patent for Alimta is subject to a license agreement with Princeton University, granting us an irrevocable worldwide license to the compound patents for the lives of the patents in the respective territories. The agreement calls for royalties of a single-digit percentage of net sales. The agreement is not subject to termination by Princeton for any reason other than a material breach by Lilly of the royalty obligation, after a substantial cure period. Thus, as with the Cialis license, we believe the likelihood of termination of this license before patent expiry is remote.
While our business is not substantially dependent on either agreement within the meaning of subsection (ii)(B), both products are growing, and therefore we would be willing to provide narrative disclosure in our 2008 Form 10-K of the existence and general terms of the two agreements, along the lines of the descriptions above. We will continue to analyze the two agreements using the criteria set forth above, and in the future should either agreement meet the tests of subsection (ii)(B), we will file that agreement as an exhibit.
Comment:
3. We note that you obtain certain raw materials principally from only one source. For any sole source supply agreement or arrangement that is material to your business, please describe the material terms in the Form 10-K. Please also include the agreements as exhibits to the Form 10-K.
Response:
While we do have certain raw materials that are provided by a single source, no such arrangement is independently material to the company. We have implemented a process for identifying those arrangements, quantifying the risk, and identifying contingency plans. Those plans include identified alternative sources, the capability to manufacture the raw materials ourselves, and sufficient inventory on hand to support production until an alternative source can be contracted or brought on line. These contingency plans are, in general, similar to our contingency plans for raw and finished products we manufacture at our own sites. Accordingly, we do not face a material risk of interruption of supply of products due to single-source raw materials. In addition, we do not believe that implementing these alternative sources would have a material impact on our consolidated cost of products sold.
We will continue to monitor these arrangements, and if the circumstances should change in the future, we would revise our Form 10-K narrative disclosures to include the material terms of any such significant supply agreement or arrangement.
As you requested, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about these responses or require additional information, please contact me at (317) 276-5835 or Ms. Bronwen Mantlo, Assistant Secretary, at (317) 433-5455.
Sincerely,
/s/ James B. Lootens
James B. Lootens
Secretary and Deputy General Counsel
Eli Lilly and Company